Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2006

Anthony Taylor
Chairman and Chief Executive Officer
Montpelier Re Holding Ltd.
Montpelier House
94 Pitt's Bay Road
Pembroke HM 08
Bermuda

> **Re:** **Montpelier Re Holding Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 001-31468**

Dear Mr. Taylor:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Estimates

Loss and Loss Adjustment Expense Reserves, page 40

We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below.

1.   In calculating ultimate losses, you use "various actuarial methods as well as a combination of your own historical loss experience, historical insurance industry loss experience, your underwriters' experience, estimates of pricing adequacy trends and your professional judgment." We believe that investors would benefit from a more specific description of the methods and assumptions used to estimate your loss and loss adjustment expense reserves. Please provide an expanded discussion in disclosure-type format that includes the following information:

- Describe the "various actuarial methods" used to estimate your ultimate losses, distinguishing between methods used for recent and more mature accident years. Include a discussion of how alternative models were used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered.
- Provide expanded discussion and quantification of the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and case reserves, but there may be other methods as well.
- Describe and quantify the "qualitative and quantitative criteria" used to "assess the reporting activities of ceding companies" and the factors that you consider in "mitigating" the risk that ceding company estimates of paid losses, case reserves, and IBNR are complete or inaccurate.
- You state that "reserving practices and the quality of data reporting may vary among ceding companies, which adds further uncertainty to the estimation of your ultimate reserves." Describe and quantify the extent of these variations and the compensating assumptions and/or adjustments made in your loss reserve estimate for each period presented.
- Distinguish between risks related to such reporting by direct writers as compared to retrocedants, which you state "carry a higher degree of volatility." Also, explain the role of the insurance broker in the initial reporting of loss reserves by direct writers and retrocedants and your subsequent verification processes.
- Describe and quantify the impact of your "follow up actions," regarding the reliability of reporting by ceding companies for each period presented.
- Discuss how you "supplement your claims experience with other information in setting reserves." Identify judgmental techniques utilized

when statistical data is insufficient or unavailable and quantify the portion of your loss reserve estimate subject to such judgmental techniques.

- Describe the extent of your procedures for determining reserve adequacy on both an annual and interim reporting basis.

2.   Your process for estimating loss reserves requires you "to make assumptions regarding future reporting and development patterns, frequency and severity trends, claims settlement practices, potential changes in the legal environment and other factors." Your internal actuaries "review your reserving assumptions and methodologies on a quarterly basis" and "revise them as additional data becomes available or improved methodologies developed." Please describe and quantify in disclosure-type format those key assumptions that materially affect your estimate of the reserve for loss reserves. Identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence but are inconsistent with historical loss reserve development patterns. Explain why these assumptions are now appropriate given the inconsistency identified.

3.   You disclose an actuarial "range of likely outcomes around your best estimate of gross and net loss and loss adjustment expense reserves" at December 31, 2005. We believe that this disclosure should show investors the "reasonably likely" variability in your most recent estimate of losses and loss expenses. Please present a tabular quantification in disclosure-type format of the impact that "reasonably likely" changes in your key assumptions may have on reported results, financial position and liquidity. Explain why management believes the scenarios identified are "reasonably likely," particularly if the "reasonably likely" variation differs materially form your actual variation experienced in recent years. Also, discuss the factors that determined the boundaries for each actuarial range presented.

4.   While you refer to aggregate changes in claim frequency and severity and identify catastrophe events, your explanation of the factors causing the favorable development during the past three years does not appear to provide investors with an adequate understanding of the analysis conducted in each of these periods, particularly a quantification of the impact of changes in methodologies and/or specific assumptions. Please provide the following information in disclosure-type format:

- Identify changes in methods and/or key assumptions that you made in re-estimating the reserve since the previous reporting date.
- Identify the nature and timing of the change in estimate to identify and describe in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

- Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
- Separately quantify changes in prior year reserve estimates that represents changes in your prior year case reserve and IBNR reserve for each period presented.
- You "specialize in short tail property reinsurance business," stating that your book of longer tail casualty business is small (i.e. loss reserves of $151 million at December 31, 2005). Provide an expanded discussion and quantification of the development characteristics for your short tail property reinsurance business, particularly the portion of ultimate development that you expect to experience in each of the first three years following the claim incurral date.

5. Please provide an expanded description and quantification in disclosure-type format of the principal terms of your assumed reinsurance contracts, including exclusions, ceding company retention limits, specified maximum loss limits, cancellation provisions, criteria used to determine that a catastrophe has occurred and those contract provisions that have caused complex causation and coverage issues to arise. Explain how you changed terms and conditions to "structure your gross portfolio within tighter constraints on aggregate exposures in most peak zones."

6. Your reinsurance ceded activities appear to have a material impact on your results of operations, and your accounting for the related cost of reinsurance appears to require estimates. Please provide an expanded discussion in disclosure-type format of your accounting for reinsurance ceded transactions. Include a description and quantification of the judgments and uncertainties surrounding estimates made in this process. Also, within your response, please provide the following information:

- Describe the type of reinsurance (i.e. prospective or retrospective) and process for computing your cost of reinsurance, including the method used (e.g. interest or recovery method for retroactive contracts) and key assumptions in your calculation.
- Describe the terms governing ceding commissions paid to you. Explain how you recognize ceding commission income and cost of reinsurance.

Premiums, page 43

7. You record reinstatement premiums for both assumed and ceded business, which appear to be material to your operating results. Please describe in disclosure-type format the terms of your assumed and ceded reinsurance contracts that allow reinstatement premiums, including related triggering events or loss thresholds and your accounting for reinstatement premiums, explaining the underlying methods

and key assumptions. Also, explain and quantify the relationship between such reinstatement premiums and related losses recognized by you for each period presented.

Results of Operations

Reinsurance Premiums Ceded, page 50

8.   During 2005, you purchased Industry Loss Warranty ("ILW") reinsurance protection. Please describe in disclosure-type format the factors governing this reinsurance market, the primary terms of these reinsurance contracts and quantify the amount of such reinsurance purchased in each period presented. You state that the ILW market has become "more influential in the provision of protection to reinsurers and commands the dominant share of available capacity." This statement appears to indicate that you expect decreasing capacity in traditional reinsurance markets. Ensure that investors understand the implications related to this trend on your ability to cede business in the future on a basis consistent with your historical experience.

9.   Effective December 30, 2005, you purchased fully collateralized coverage for losses sustained from qualifying hurricane and earthquake loss events from Champlain Limited, a special purpose vehicle that financed this coverage through the issuance of catastrophe bonds. You have accounted for this coverage as a weather derivative, rather than   reinsurance. Please explain in disclosure-type format the terms governing this coverage and quantify the related purchase amounts. Also, provide an expanded explanation of your accounting for this coverage, including how you determined fair value. Reference the appropriate authoritative accounting literature in your response.

Underwriting Expenses, page 55

10.   It appears that you are obligated to pay profit commissions which will vary based on the loss experience of the contract. Please provide an expanded description in disclosure-type format of the terms governing such profit commissions and your related accounting.

11.   You state that as a result of various actions, your future operating results will be less sensitive to low frequency large loss events but may be more sensitive to "medium sized attritional events." Please provide in disclosure-type format expanded quantification of the expected effect that such actions may have on your future financial position, results of operations and cash flows. Describe and quantify any limitations in your ability to cede future losses on a basis consistent

Anthony Taylor
Montpelier Re Holdings Ltd.
December 21, 2006
Page 6

        with historical results and their expected effect on financial position, operating
        results and cash flows.

                                            *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comments and provides requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities and Exchange Act of 1934 and that they have provided all
information investors require for an informed investment decision. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in your letter, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don
Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the
comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                            Sincerely,

                                            Jim B. Rosenberg
                                            Senior Assistant Chief
                                            Accountant